Zeo ScientifiX, Inc.

3321 College Avenue, Suite 246

Davie, Florida 33314

VIA EDGAR

May 16, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3629

Attention:	Ms. Doris Stacey Gama

Ladies and Gentlemen:

Re:	Zeo ScientifiX, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-286105

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement be accelerated so that it will become effective at 4:00 p.m. Eastern Time on Tuesday, May 20, 2025.

If you have any questions, please contact our counsel, Dale S. Bergman of Lewis Brisbois Bisgaard & Smith LLP, at 954.302.4162.

Very Truly Yours,

ZEO SCIENTIFIX, INC.

By:	/s/ Ian T. Bothwell
Ian T. Bothwell
Interim Chief Executive Officer